RULE NO. 424(b)(5)
                                                      REGISTRATION NO. 333-87133

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 30, 1999)

                                   $81,000,000

                          THE PROCTER & GAMBLE COMPANY

                    FLOATING RATE NOTES DUE OCTOBER 26, 2049

                                 --------------

     We will pay interest on the notes on January 26, April 26, July 26 and October 26 of each year. The first interest payment date is October 26, 1999. Interest on each note will be reset on January 26, April 26, July 26 and October 26 of each year, beginning on October 19, 1999, based on the "3 month LIBOR Rate" less 0.35%.

     We have the option to redeem the notes beginning on October 26, 2029 or any October 26 thereafter at the redemption prices listed in this prospectus supplement, plus accrued interest on the notes to the date we redeem the notes. We may redeem all or a portion of the notes.

     The holders of the notes may require us to repurchase all or a portion of the notes on October 26 of every third year, beginning on October 26, 2009, at the redemption prices listed in this prospectus supplement, plus accrued interest on the notes to the date we repurchase the notes.

     If there is a "tax event," we have the right to shorten the maturity of the notes to the extent needed, so that the interest we pay on the notes will be deductible for United States Federal income tax purposes. On the new maturity date, we will pay 100% of the principal amount of the notes, plus accrued interest on the notes to the new maturity date.

                                 --------------

                                                                         Per Note                Total
                                                                         --------            -----------
Public Offering Price ........................................           100.00%             $81,000,000
Underwriting Discount ........................................             1.00%             $   810,000
Proceeds, before expenses, to the Company ....................            99.00%             $80,190,000


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE UNDERWRITERS EXPECT TO DELIVER THE NOTES IN BOOK-ENTRY FORM ONLY THROUGH THE DEPOSITORY TRUST COMPANY ON OR ABOUT OCTOBER 19, 1999.

                                 --------------

PAINEWEBBER INCORPORATED                                   SALOMON SMITH BARNEY
                                 --------------


           The date of this prospectus supplement is October 14, 1999.



                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

                                                                  PAGE
                                                                  ----
The Company.......................................................S-3
Summary Consolidated Financial Information........................S-5
Consolidated Ratio of Earnings to Fixed Charges...................S-7
Description of the Notes..........................................S-8
Underwriting......................................................S-16
Validity of the Notes.............................................S-17
Available Information.............................................S-17
Incorporation of Documents by Reference...........................S-17

                                   PROSPECTUS

                                                                  PAGE
                                                                  ----
The Company..........................................................3
Selected Consolidated Financial Information..........................4
Use of Proceeds......................................................5
Description of Debt Securities.......................................6
Description of Warrants.............................................13
Plan of Distribution................................................17
Legal Opinions......................................................19
Experts.............................................................19
Where You Can Find More Information.................................19

                                   -----------


                                   THE COMPANY

     In this prospectus supplement and the accompanying prospectus, unless we otherwise specify or the context otherwise requires, references to:

      - "Procter & Gamble," "we," "us," and "our" are to The Procter & Gamble Company and its subsidiaries;

      - "fiscal" followed by a specific year are to our fiscal year ended or ending June 30 of that year; and

      -  "dollars," "$" and "U.S.$" are to United States dollars.

     The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, we manufacture and market a broad range of consumer products in many countries throughout the world.

     Prior to July 1, 1999, we were managed in four operating segments: North America, which was comprised of the United States and Canada; Europe, Middle East and Africa; Asia; and Latin America. In addition, our operations fell within five product groups, aligned as follows: Laundry and Cleaning, Paper, Beauty Care, Food and Beverage, and Health Care.

- Laundry and Cleaning includes laundry, dishcare, hard surface cleaners and fabric conditioners. Representative brands include Ariel, Tide, Cascade, Dawn, Fairy and Downy.

- Paper includes tissue/towel, feminine protection, diapers and wipes. Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Pampers Wipes.

- Beauty Care includes hair care, deodorants, personal cleaning, skin care and cosmetics and fragrances. Representative brands include Pantene, Vidal Sassoon, Secret, Safeguard, Oil of Olay, Cover Girl and Old Spice.

- Food and Beverage includes coffee, peanut butter, juice, snacks, shortening and oil, and commercial services. Representative brands include Folgers, Jif, Sunny Delight, Pringles, Olean and Crisco.

- Health Care includes oral care, gastrointestinal, respiratory care and pharmaceuticals. Representative brands include Crest, Scope, Metamucil, Vicks, Asacol, Didronel and Macrobid.

     The Laundry and Cleaning group and the Paper group each constituted 30% of our consolidated fiscal 1999 sales.

     We have begun a major reorganization of our operations, moving from a geographical structure to product-based Global Business Units ("GBUs") that will streamline management decision-making, strategic planning and manufacturing. We call this change "Organization 2005." Consistent with this change, we will restate our prior segment reporting starting with the first quarter of fiscal 2000 (July 1, 1999 through September 30, 1999) to reflect the following product-based segments: Fabric and Home Care, Paper, Beauty Care, Food and Beverage and Health Care.

     We will complement the GBU structure with eight Market Development Organizations intended to maximize the business potential for the entire product portfolio in each local market. Our new organization structure was effective July 1, 1999, although certain strategic planning activities were effective January 1, 1999. Organization 2005 will also streamline and standardize our global essential business services, such as accounting, employee benefits management, order management and information technology services, to a common Global Business Services organization.

     Organization 2005, which we began implementing in April 1999, will cost $1.9 billion after-tax over the six year period and will affect 15,000 positions worldwide.

     In the United States, we owned and operated manufacturing facilities at 37 locations in 21 states as of June 30, 1999. In addition, we owned and operated 93 manufacturing facilities in 44 other countries as of that date. Laundry and Cleaning products were produced at 45 of these locations; Paper products at 49; Health Care products at 21; Beauty Care products at 38; and Food and Beverage products at 15.

     Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following summary consolidated financial information for the year ended June 30, 1999 has been derived from our consolidated financial statements contained in our Annual Report to Shareholders on Form 10-K for the fiscal year ended June 30, 1999. The summary consolidated financial information for the years ended June 30, 1998, 1997 and 1996 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998. The summary consolidated financial information for the year ended June 30, 1995 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1995.


                                                                  YEARS ENDED JUNE 30,
                                                 -------------------------------------------------------
                                                  1995        1996        1997        1998       1999
                                                 -------    -------     -------     -------     --------
                                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Net sales..................................      $33,482    $35,284      $35,764     $37,154     $38,125
Cost of products sold......................       19,561     20,938       20,510      21,064      21,206
Earnings before income taxes...............        4,000      4,669        5,249       5,708       5,838
Income taxes...............................        1,355      1,623        1,834       1,928       2,075
Net earnings...............................        2,645      3,046        3,415       3,780       3,763
Basic net earnings per common share........      $  1.85    $  2.14      $  2.43     $  2.74     $  2.75
Diluted net earnings per common share......      $  1.74    $  2.01      $  2.28     $  2.56     $  2.59
Basic average shares outstanding
   (in millions)(1)........................      1,372.0    1,372.6      1,360.3     1,343.4     1,328.1
Ratio of earnings to fixed charges(2)......          7.7        9.0         10.9         9.9         8.8

FINANCIAL POSITION (AT PERIOD END):
Working capital............................      $ 2,194    $ 2,982      $ 2,988     $ 1,327     $   597
Total assets...............................       28,125     27,730       27,544      30,966      32,113
Long-term debt.............................        5,161      4,670        4,143       5,765       6,231
Shareholders' equity.......................       10,589     11,722       12,046      12,236      12,058

---------------------------
(1)  Restated for two-for-one stock split effective August 22, 1997.
(2) Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).

RESULTS OF OPERATIONS

FISCAL YEAR ENDED JUNE 30, 1999 COMPARED TO THE FISCAL YEAR ENDED JUNE 30, 1998

     We achieved strong core earnings performance for the year ended June 30, 1999. Basic net earnings were $3.76 billion or $2.75 per share compared to $3.78 billion or $2.74 per share in fiscal 1998. Results include charges of $385 million after tax for fiscal 1999 costs of the Organization 2005 initiative approved in June 1999. Organization 2005 is our multi-year program designed to accelerate sales and earnings growth over the coming years.

     Core net earnings were $4.15 billion for fiscal 1999, up 10% from fiscal 1998. Core net earnings exclude the Organization 2005 costs. Core basic net earnings per share were $3.04 in fiscal 1999, an increase of 11% from fiscal 1998. Fiscal 1999 profit results were driven by higher value initiatives, effective cost containment and improved pricing.

     Worldwide net sales for fiscal 1999 were $38.13 billion, an increase of 3% on flat unit volume. The increase in sales was attributable to improved pricing in all regions and favorable volume and product mix in North America, partially offset by exchange impacts. Unfavorable exchange rates, primarily in Asia and Latin America, depressed sales by 1% in fiscal 1999.

     Worldwide gross margin was 44.4% in fiscal 1999, compared to 43.3% in fiscal 1998. Gross margin includes $443 million in before-tax charges related to the Organization 2005 program. These charges consisted primarily of accelerated depreciation and asset write-downs. Excluding these charges, gross margin increased to 45.5%, reflecting effective cost containment, primarily in North America.

     Worldwide marketing, research and administrative expenses were $10.67 billion in fiscal 1999, versus $10.04 billion in fiscal 1998, or 28.0% and 27.0% of sales for fiscal 1999 and fiscal 1998, respectively. The 6% increase in total spending was primarily due to increased research spending, primarily in the paper and health care businesses, and increased spending for new initiatives. Organization 2005 costs increased marketing, research and administrative expenses by $38 million, related primarily to employee separation expenses.

     Operating income grew 3% in fiscal 1999. Excluding the charges for Organization 2005, operating income grew 11%. These trends reflect sales growth and cost control efforts.

     Interest expense increased 19% to $650 million on increased debt in fiscal 1999, primarily due to share repurchases. Other income, net, which consists primarily of interest and investment income, contributed $235 million in fiscal 1999 compared to $201 million in fiscal 1998.

     Our effective tax rate for fiscal 1999 was 35.5%, compared to 33.8% in fiscal 1998. The increase reflects a reduction in benefits for research and development tax credits in North America, which were included in fiscal 1998 results, as well as the impact of various country tax rates on our Organization 2005 program costs. Excluding Organization 2005 program costs and related tax effects, the tax rate was 34.4%.

     Net earnings margin was 9.9% in fiscal 1999 versus 10.2% in fiscal 1998. Excluding Organization 2005 charges, core net earnings margin was 10.9%, the highest in 58 years.

     Over the last several years, we maintained an ongoing program of simplification and standardization, which included projects to consolidate selected manufacturing facilities, re-engineer manufacturing and distribution processes, redesign organizations, simplify product line-ups and divest non-strategic brands and assets. This program did not have a significant impact on fiscal 1999 or fiscal 1998 net earnings. Beginning with the fourth quarter of fiscal 1999, this program was superseded by Organization 2005.

FISCAL YEAR ENDED JUNE 30, 1998 COMPARED TO THE FISCAL YEAR ENDED JUNE 30, 1997

     We achieved record sales, unit volume and net earnings for the year ended June 30, 1998. Basic net earnings per common share increased 13% to $2.74. Worldwide net earnings for fiscal 1998 were $3.78 billion, an 11% increase over fiscal 1997 earnings of $3.42 billion.

     Worldwide net sales for fiscal 1998 were $37.15 billion, an increase of 4% on worldwide unit volume growth of 6%. The difference between the sales and volume growth rates was primarily due to weaker currencies in Europe and Asia. Excluding these impacts, sales increased 8%.

     Worldwide gross margin for fiscal 1998 was 43.3% compared to 42.7% in fiscal 1997. The fiscal 1998 improvement reflected cost savings, primarily from our ongoing simplification and standardization program, as ongoing cost savings generated by the program exceeded the net cost to fund fiscal 1998 projects.

     Worldwide marketing, research and administrative expenses were $10.04 billion in fiscal 1998 compared to $9.77 billion in fiscal 1997. This equates to 27.0% of sales in fiscal 1998, compared with 27.3% in fiscal 1997. The 3% increase in total spending was primarily due to increased marketing support behind new brands, such as Tampax and Fat Free Pringles, and the expansion of existing brands into new markets.

     Operating income grew 10% in fiscal 1998, primarily reflecting sales growth and cost-control efforts. Our net earnings margin increased from 9.5% to 10.2%, the highest level in 57 years.

     Interest expense increased 20% to $548 million on increased debt in fiscal 1998, due mainly to acquisitions. Other income, net, which consists primarily of interest and investment income, contributed $201 million in fiscal 1998. In fiscal 1997, other income, net, was $218 million.

     Our effective tax rate for fiscal 1998 was 33.8% compared to 34.9% in fiscal 1997. The decline reflected the benefits of lower tax rates in Europe, increased research and development tax credits in North America, and continued emphasis on effective tax planning.

     In 1997, we completed our $2.4 billion restructuring program started in 1993, with annual cost savings in excess of $600 million after tax. We have undertaken a program of simplification and standardization, which includes projects to consolidate selected manufacturing facilities, re-engineer manufacturing and distribution processes, redesign organizations, simplify product line-ups and divest non-strategic brands and assets. This program did not have a significant impact on fiscal 1998 net earnings, as the aggregate pre-tax cost of projects was offset by gains on sales of non-strategic brands and other assets. The net cost of these activities in fiscal 1997 was offset by increased licensing activity in the Health Care sector.


                 CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

                                                                 YEARS ENDED JUNE 30,
                                                       ----------------------------------------
                                                       1995     1996     1997     1998     1999
Ratio of earnings to fixed charges(1)..........        7.7      9.0      10.9     9.9      8.8

--------------
     (1) Earnings used to compute this ratio are earnings before income and taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representation of the interest factor).


                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the notes (referred to in the accompanying prospectus as the "Offered Debt Securities") supplements the more general description of the debt securities contained in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls.

     Investors should read this section together with the section entitled "Description of Debt Securities" in the accompanying prospectus. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section.

GENERAL

The notes:

      - will be limited to $81,000,000 aggregate principal amount and will be issued under the indenture;

      -  will mature on October 26, 2049;

      -  will not be entitled to any sinking fund;

      -  will be subject to defeasance and covenant defeasance;

      - will be issued only in registered, book-entry form, in denominations of $1,000 and any integral multiple of $1,000;

      -  will be redeemable by us prior to maturity; and

      -  will be repayable at the option of the holders prior to maturity.

     The indenture and the notes do not limit the amount of indebtedness that we (or our subsidiaries) may incur or issue, and do not contain any financial or similar restrictions on us, except as described in the prospectus under the caption "Description of Debt Securities--Restrictive Covenants."

INTEREST

     The notes will bear interest at the "3 month LIBOR rate" (as defined below) less 0.35% (35 basis points). Interest will accrue from October 19, 1999 or from the most recent date to which interest on that note has been paid or provided for. Interest is payable quarterly in arrears on January 26, April 26, July 26 and October 26 of each year starting October 26, 1999 (these dates are called "interest payment dates"). We will pay interest to the person in whose name the note is registered at the close of business fifteen calendar days before the interest payment date. The 3 month LIBOR rate will be reset quarterly on January 26, April 26, July 26 and October 26 of each year (each of these dates is called an "interest reset date").

     "3 month LIBOR rate" is the rate for three-month deposits in U.S. dollars in the London interbank market appearing on "Telerate Page 3750" at approximately 11:00 A.M., London time, on the second business day before the applicable interest reset date; provided that the interest rate in effect from the date of issue to the first interest reset date will be the 3 month LIBOR rate as calculated on the second business day before the date of issue. If this rate does not appear on Telerate Page 3750, the calculation agent will determine the rate based on the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (as selected by the calculation agent), at approximately 11:00 A.M., London time, on the second business day before the applicable interest reset date, to prime banks in the London interbank market. The three-month period for these three-month deposits in U.S. dollars are to begin on that interest reset date and be in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at that time. In that case, the calculation agent will request the principal London office of each of the major banks mentioned above to provide a quotation of that rate. If at least two quotations are provided, the rate for that interest reset date will be the arithmetic mean of the quotations, and, if fewer than two quotations are provided as requested, the rate for that interest reset date will be the arithmetic mean of the rates quoted by major banks in The City of New York, selected by the calculation agent, at approximately 11:00 A.M., New York City time, on the second business day before the applicable interest reset date for three-month loans in U.S. dollars to leading European banks. The three-month period for these three-month loans in U.S. dollars are to begin on that interest reset date and be in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in that market at that time. "Telerate Page 3750" means the display page so designated on the Dow Jones Telerate Service (or another page as may replace that page on that service for the purpose of displaying London interbank offered rates of major banks). The interest rate on the notes will not be higher than the maximum rate permitted by New York law as that rate may be periodically modified by United States law of general application.

     If any interest payment date or the maturity date of the notes does not fall on a business day, payment of interest or principal otherwise payable on that day need not be made on that day, but may be made on the next business day with the same force and effect as if made on that interest payment date or the maturity date of the notes unless the next business day is in the next calendar month, in which case such interest payment date shall be the immediately preceding business day. The term "business day" shall mean any day other than a Saturday or Sunday or a day on which banking institutions in New York City or London are authorized or obligated by law or executive order to close.

     The calculation agent will, upon the request of the holder of any note, provide the holder with the interest rate then in effect. The calculation agent is Bank One Trust Company (formerly known as The First National Bank of Chicago) until such time as we appoint a successor calculation agent. All calculations made by the calculation agent in the absence of manifest error will be conclusive for all purposes and binding on us and the holders of the notes. We may appoint a successor calculation agent with the written consent of the trustee, which consent shall not be unreasonably withheld.

     Interest on the notes will be computed and paid on the basis of a 360-day year and the actual number of days in each quarterly interest payment period.

OPTIONAL REDEMPTION

     The notes may be redeemed at any time, at our option, in whole or in part, in amounts of $1,000 or any multiple of $1,000 at the following redemption prices (in each case expressed as a percentage of the principal amount), if redeemed during the 12-month period beginning on October 26 of any of the following years:

                                                     REDEMPTION
                    YEAR                               PRICE
                    ----                             ----------
                    2029............................. 105.0%
                    2030............................. 104.5%
                    2031............................. 104.0%
                    2032............................. 103.5%
                    2033............................. 103.0%
                    2034............................. 102.5%
                    2035............................. 102.0%
                    2036............................. 101.5%
                    2037............................. 101.0%
                    2038............................. 100.5%

and thereafter at 100% of the principal amount, in each case, together with any accrued and unpaid interest to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

     We must mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

     In the event of any redemption of less than all the outstanding notes, the particular notes (or portions of notes in multiples of $1,000) to be redeemed shall be selected by the trustee by the method the trustee considers fair and appropriate.

REPAYMENT AT OPTION OF HOLDER

     The notes will be repayable at the option of the holder of the notes, in whole or in part, on the repayment dates and at the repayment prices (in each case expressed as a percentage of the principal amount) set forth in the following table:

                                                     Redemption
                    Date                               Price
                    ----                             ----------
                    October 26, 2009.................  99.00%
                    October 26, 2012.................  99.25%
                    October 26, 2015.................  99.50%
                    October 26, 2018.................  99.75%

and on October 26 of every third year thereafter at 100% of the principal amount, through and including October 26, 2048, in each case, together with any accrued and unpaid interest to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

     In order for a note to be repaid, the paying agent must receive, at least 30 but not more than 60 calendar days before the optional repayment date, (1) the note with the form entitled "Option to Elect Repayment" on the reverse of the note duly completed or (2) a telegram, facsimile transmission or a letter from a member of a national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States which must set forth:

      -  the name of the holder of the note;

      -  the principal amount of the note;

      -  the principal amount of the note to be repaid;

      - the certificate number or a description of the tenor and terms of the note;

      -  a statement that the option to elect repayment is being exercised; and

      -  a guarantee that the note is to be repaid.

     These items, together with the duly completed form entitled "Option to Elect Repayment" on the reverse of the note, must be received by the Paying Agent not later than the fifth business day after the date of that telegram, facsimile transmission or letter. The repayment option may be exercised by the holder of a note for less than the entire principal amount of the note but, in that event, the principal amount of the note remaining outstanding after repayment must be in an authorized denomination.

CONDITIONAL RIGHT TO SHORTEN MATURITY

     We intend to deduct interest paid on the notes for United States Federal income tax purposes. However, there have been proposed tax law changes over the past several years that, among other things, would have prohibited an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. While none of these proposals has become law, we cannot assure you that similar legislation affecting our ability to deduct interest paid on the notes will not be enacted in the future or that any such legislation would not have a retroactive effective date. As a result, we cannot assure you that a tax event (as defined below) will not occur.

     If a tax event occurs, we will have the right to shorten the maturity of the notes, without the consent of the holders of the notes, to the minimum extent required, in the opinion of nationally recognized independent tax counsel, so that, after shortening the maturity, interest paid on the notes will be deductible for United States Federal income tax purposes or, if that counsel cannot opine definitively as to such a minimum period, the minimum extent so required to maintain our interest deduction to the extent deductible under current law as determined in good faith by our board of directors, after receipt of an opinion of that counsel regarding the applicable legal standards. In that case, the amount payable on those notes on that new maturity date will be equal to 100% of the principal amount of those notes plus interest accrued on those notes to the date those notes mature on that new maturity date. We cannot assure you that we would not exercise our right to shorten the maturity of those notes if a tax event occurs or as to the period that the maturity would be shortened. If we elect to exercise our right to shorten the maturity of the notes when a tax event occurs, we will mail a notice to each holder of notes by first-class mail not more than 60 days after the occurrence of the tax event, stating the new maturity date of the notes. This notice shall be effective immediately upon mailing.

     We believe that the notes should constitute indebtedness for United Stated Federal income tax purposes under current law and, in that case, an exercise of our right to shorten the maturity of the notes should not be a taxable event to holders for those purposes. Prospective investors should be aware, however, that our exercise of our right to shorten the maturity of the notes will be a taxable event to holders for United States Federal income tax purposes if the notes are treated as equity for United States Federal income tax purposes before the maturity is shortened, assuming that the notes of shortened maturity are treated as debt for those purposes.

     "Tax event" means that we shall have received an opinion of nationally recognized independent tax counsel to the effect that, as a result of:

      - any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in any law, or any regulation thereunder, of the United States;

      - any judicial decision, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an "administrative or judicial action"); or

      - any amendment to, clarification of, or change in any official position with respect to, or any interpretation of, an administrative or judicial action or a law or regulation of the United States that differs from the previously generally accepted position or interpretation, in each case, occurring on or after October 19, 1999, there is more than an insubstantial increase in the risk that interest paid by us on the notes is not, or will not be, deductible, in whole or in part, by us for United States Federal income tax purposes.

NOTES USED AS QUALIFIED REPLACEMENT PROPERTY

     Prospective investors seeking to treat the notes as "qualified replacement property" for purposes of section 1042 of the Internal Revenue Code of 1986, as amended (the "Code"), should be aware that section 1042 requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have "passive investment income" in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the "Passive Income Test"). For purposes of the Passive Income Test, where the issuing corporation is in control of one or more corporations, all such corporations are treated as one corporation (the "Affiliated Group") for the purposes of computing the amount of passive investment income for purposes of section 1042.

     We believe that less than 25 percent of our Affiliated Group's gross receipts is passive investment income for the taxable year ending June 30, 1999. In making this determination, we have made certain assumptions and used procedures which we believe are reasonable. We cannot give any assurance as to whether we will continue to meet the Passive Income Test. It is, in addition, possible that the Internal Revenue Service may disagree with the manner in which we have calculated our Affiliated Group's gross receipts (including the characterization of those gross receipts) and passive investment income and the conclusions reached in this discussion. Prospective purchasers of the notes should consult with their own tax advisors with respect to these and other tax matters relating to the notes.

BOOK-ENTRY SYSTEM

     We have obtained the information in this section concerning The Depository Trust Company and its book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

     The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, The Depository Trust Company or any successor thereto ("DTC") and registered in the name of Cede & Co., DTC's partnership nominee.

     You may hold your interests in the global notes in the United States through DTC, either as a participant in that system or indirectly through organizations which are participants in that system. So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or that nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports that we or the trustee deliver pursuant to the indenture. Therefore, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, in order to exercise any rights of a holder of notes.

     Unless and until we issue the notes in fully certificated form under the limited circumstances described below under the heading "Book-Entry System - Certificated Notes":

      - you will not be entitled to receive a certificate representing your interest in the notes;

      - all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

      - all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

THE DEPOSITORY TRUST COMPANY

     DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC is:

      -  a limited-purpose trust company organized under the New York Banking
         Law;

      -  a "banking organization" under the New York Banking Law;

      -  a member of the Federal Reserve System;

      -  a "clearing corporation" under the New York Uniform Commercial Code;
         and

      - a "clearing agency" registered under the provision of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates.

     Direct participants of DTC include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

     If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its direct participants.

     Purchases of notes under DTC's system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below in "Book-Entry System - Certificated Notes."

     To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

YEAR 2000 COMPLIANCE

     DTC has advised that DTC management is aware that some computer applications, systems and the like for processing data that are dependent on calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000" computer problems. DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its computer systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     DTC's ability to perform properly its services is also dependent on third parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunications and electrical utility service providers, among others. DTC has informed the financial community that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to (1) impress upon them the importance of such services being Year 2000 compliant and
(2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

     The foregoing information with respect to DTC's Year 2000 preparations has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

BOOK-ENTRY FORMAT

     Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants or to you as the beneficial owner. You may experience some delay in receiving your payments under this system.

     DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the indenture have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited direct DTC to take such action. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

SAME-DAY SETTLEMENT AND PAYMENT

     The underwriters will settle the notes in immediately available funds. We will make principal and interest payments on the notes in immediately available funds or the equivalent.

     Secondary market trading between DTC direct participants will occur in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity (if any) in the notes.

CERTIFICATED NOTES

     Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

     - we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or we are unable to locate a qualified successor within 90 days;

     -  an event of default has occurred and is continuing under the indenture;
        or

     - we, at our option, elect to terminate the book-entry system through DTC.

     If any of the three above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. The trustee will re-issue the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture.

GOVERNING LAW

     The indenture and the notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.


                                  UNDERWRITING

     We have entered into an underwriting agreement and a pricing agreement with respect to the notes with the underwriters listed below. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table:

                                                       PRINCIPAL AMOUNT
                          UNDERWRITERS                    OF NOTES
                          ------------                 ----------------

      PaineWebber Incorporated ......................     $65,467,000
      Salomon Smith Barney Inc.......................      15,533,000
                                                          -----------
          Total......................................     $81,000,000
                                                          ===========

                             -----------------------

     Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes, but they are not obligated to do so and may at the underwriters' sole discretion discontinue market making at any time without notice. No assurance can be given as to whether a trading market for the notes will develop or as to the liquidity of the trading market for the notes.

     In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in process.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $90,000.

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     PaineWebber Incorporated, Salomon Smith Barney Inc. and certain of the other underwriters or their affiliates from time to time have performed and may in the future perform various investment and/or commercial banking services for us for which they have received customary compensation.

                              VALIDITY OF THE NOTES

     The validity of the notes will be passed upon for Procter & Gamble by Elizabeth M. Rutherford, Esq., Senior Counsel, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Ms. Rutherford may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson, and Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Ms. Rutherford. Fried, Frank, Harris, Shriver & Jacobson from time to time performs legal services for us.

                              AVAILABLE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Information relating to the operation of the public reference facility may be obtained by calling the SEC at 1-800-SEC-0330.

     The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. Copies of such materials can be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     In addition, reports, proxy statements and other information concerning us may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the offices of the Cincinnati Stock Exchange, 400 S. LaSalle Street, 5th Floor, Chicago, Illinois 60605.

     We have filed with the SEC a registration statement on Form S-3 with respect to the securities that we are offering through this prospectus supplement and the accompanying prospectus. This registration statement, together with all amendments, exhibits and documents incorporated by reference, is referred to as the "registration statement." This prospectus supplement does not contain all of the information included in the registration statement. Certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information in documents that we file after the date of this prospectus supplement and before the termination of the offering will automatically update information in this prospectus supplement and the accompanying prospectus.

     We incorporate by reference into this prospectus supplement:

       -  our Annual Report on Form 10-K for the year ended June 30, 1999; and

       - any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities offered by this prospectus supplement and the accompanying prospectus.




PROSPECTUS

                                 $4,000,000,000

                          THE PROCTER & GAMBLE COMPANY

                       BY THIS PROSPECTUS, WE MAY OFFER --

                                 DEBT SECURITIES

                                    WARRANTS

                                 --------------

     We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

                                  ------------

     This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

                                  ------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



               This date of this Prospectus is September 30, 1999


                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
The Company...................................................................3
Selected Consolidated Financial Information...................................4
Use of Proceeds...............................................................5
Description of Debt Securities................................................6
Description of Warrants......................................................13
Plan of Distribution.........................................................17
Legal Opinions...............................................................19
Experts......................................................................19
Where You Can Find More Information..........................................19

                                  ------------

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell in one or more offerings up to a total dollar amount of $3,825,000,000 of any combination of our debt securities and warrants.

     This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus.

     You should carefully read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."



                                   THE COMPANY

     The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, we manufacture and market a broad range of consumer products in many countries throughout the world.

     Prior to July 1, 1999, we were managed in four operating segments: North America, which was comprised of the United States and Canada; Europe, Middle East and Africa; Asia; and Latin America. In addition, our operations fell within five product groups, aligned as follows: Laundry and Cleaning, Paper, Beauty Care, Food and Beverage, and Health Care.

      - Laundry and Cleaning includes laundry, dish care, hard surface cleaners and fabric conditioners. Representative brands include Ariel, Tide, Cascade, Dawn, Fairy and Downy.

      - Paper includes tissue/towel, feminine protection, diapers and wipes. Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Pampers Wipes.

      - Beauty Care includes hair care, deodorants, personal cleaning, skin care and cosmetics and fragrances. Representative brands include Pantene, Vidal Sassoon, Secret, Safeguard, Oil of Olay, Cover Girl and Old Spice.

      - Food and Beverage includes coffee, peanut butter, juice, snacks, shortening and oil, and commercial services. Representative brands include Folgers, Jif, Sunny Delight, Pringles, Olean and Crisco.

      - Health Care includes oral care, gastrointestinal, respiratory care and pharmaceuticals. Representative brands include Crest, Scope, Metamucil, Vicks, Asacol, Didronel and Macrobid.

     The Laundry and Cleaning group and the Paper group each constituted 30% of consolidated 1999 fiscal-year sales.

     We have begun a major reorganization of our operations, moving from a geographical structure to product-based Global Business Units ("GBUs") that will streamline management decision-making, strategic planning and manufacturing. We call this change "Organization 2005." Consistent with this change, prior segment reporting will be restated starting with the first quarter of fiscal 2000 (July 1, 1999 through September 30, 1999) to reflect the following product-based segments: Fabric and Home Care, Paper, Beauty Care, Food and Beverage and Health Care.

     We will complement the GBU structure with eight Market Development Organizations intended to maximize the business potential for the entire product portfolio in each local market. Our new organization structure was effective July 1, 1999, although certain strategic planning activities were effective January 1, 1999. Organization 2005 will also streamline and standardize our global essential business services, such as accounting, employee benefits management, order management and information technology services, to a common Global Business Services organization.

     Organization 2005, which we began implementing in April 1999, will cost $1.9 billion after-tax over the six year period and will affect 15,000 positions worldwide.

     In the United States, we owned and operated manufacturing facilities at 37 locations in 21 states as of June 30, 1999. In addition, we owned and operated 93 manufacturing facilities in 44 other countries as of such date. Laundry and Cleaning products were produced at 45 of these locations; Paper products at 49; Health Care products at 21; Beauty Care products at 38; and Food and Beverage products at 15.

     Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.


                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information for the year ended June 30, 1999 was derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1999. The selected consolidated financial information for the years ended June 30, 1998, 1997 and 1996 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998. The selected financial information for the year ended June 30, 1995 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1995, as adjusted for certain reclassifications made to conform to the presentation for the year ended June 30, 1996. All information is reported in U.S. dollars.

                                                              YEARS ENDED JUNE 30,
                                                     ---------------------------------------------------
                                                        1995       1996       1997       1998       1999
                                                     -------    -------    -------    -------    -------
                                                            (IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Net sales..........................................  $33,482    $35,284    $35,764    $37,154    $38,125
Cost of products sold..............................   19,561     20,938     20,510     21,064     21,206
Earnings before income taxes.......................    4,000      4,669      5,249      5,708      5,838
Income taxes.......................................    1,355      1,623      1,834      1,928      2,075
Net earnings.......................................    2,645      3,046      3,415      3,780      3,763
Basic net earnings per common share................    $1.85      $2.14      $2.43      $2.74      $2.75
Diluted net earnings per common share..............    $1.74      $2.01      $2.28      $2.56      $2.59
Basic average shares outstanding (in millions)(1)..  1,372.0    1,372.6    1,360.3    1,343.4    1,328.1
Ratio of earnings to fixed charges(2)..............      7.7        9.0       10.9        9.9        8.8

FINANCIAL POSITION (AT PERIOD END):
Working Capital....................................   $2,194     $2,982     $2,988     $1,327       $597
Total Assets.......................................   28,125     27,730     27,544     30,966     32,113
Long-term debt.....................................    5,161      4,670      4,143      5,765      6,231
Shareholders' equity...............................   10,589     11,722     12,046     12,236     12,058

------
(1) Restated for two-for-one stock split effective August 22, 1997.

(2) Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).

RESULTS OF OPERATIONS: YEAR ENDED JUNE 30, 1999 COMPARED TO THE YEAR ENDED JUNE 30, 1998

     We achieved strong core earnings performance for the year ended June 30, 1999. Basic net earnings were $3.76 billion or $2.75 per share compared to $3.78 billion or $2.74 per share in the prior year. Results include charges of $385 million after tax for the current year costs of the Organization 2005 initiative approved in June 1999. Organization 2005 is our multiyear program designed to accelerate sales and earnings growth over the coming years.

     Core net earnings were $4.15 billion for the fiscal year, up 10% from the prior year. Core net earnings exclude the Organization 2005 costs. Core basic net earnings per share were $3.04, an increase of 11% from the prior year. Fiscal year profit results were driven by higher value initiatives, effective cost containment and improved pricing.

     Worldwide net sales for the current year were $38.13 billion, an increase of 3% on flat unit volume. The increase in sales was attributable to improved pricing in all regions and favorable volume and product mix in North America, partially offset by exchange impacts. Unfavorable exchange rates, primarily in Asia and Latin America, depressed sales by 1% for the year.

     Worldwide gross margin was 44.4%, compared to 43.3% in the prior year. Gross margin includes $443 million in before-tax charges related to the Organization 2005 program. These charges consisted primarily of accelerated depreciation and asset write-downs. Excluding these charges, gross margin increased to 45.5%, reflecting effective cost containment, primarily in North America.

     Worldwide marketing, research, and administrative expenses were $10.67 billion, versus $10.04 billion in the prior year, or 28.0% and 27.0% of sales for 1999 and 1998, respectively. The 6% increase in total spending was primarily due to increased research spending, primarily in the paper and health care businesses, and increased spending for new initiatives. Organization 2005 costs increased marketing, research, and administrative expenses by $38 million, related primarily to employee separation expenses.

     Operating income grew 3%. Excluding the charges for Organization 2005, operating income grew 11%. These trends reflect sales growth and cost control efforts.

     Interest expense increased 19% to $650 million on increased debt, primarily due to share repurchases. Other income, net, which consists primarily of interest and investment income, contributed $235 million in the current year compared to $201 million in the prior year.

     Our effective tax rate for the year was 35.5%, compared to 33.8% in the prior year. The increase reflects a reduction in benefits for research and development tax credits in North America, which were included in prior year results, as well as the impact of various country tax rates on our Organization 2005 program costs. Excluding Organization 2005 program costs and related tax effects, the tax rate was 34.4%.

     Net earnings margin was 9.9% versus 10.2% in the prior year. Excluding the Organization 2005 charges, core net earnings margin was 10.9%, the highest in 58 years.

     Over the last several years, we maintained an ongoing program of simplification and standardization, which included projects to consolidated selected manufacturing facilities, re-engineer manufacturing and distribution processes, redesign organizations, simplify product line-ups and divest non-strategic brands and assets. This program did not have a significant impact on 1999 or 1998 net earnings. Beginning with the fourth quarter of 1999, this program was superseded by Organization 2005.


                                 USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of debt securities and warrants offered by this prospectus for general corporate purposes.


                         DESCRIPTION OF DEBT SECURITIES

     This section describes the general terms and provisions of any debt securities that we may offer in the future. A prospectus supplement relating to a particular series of debt securities will describe the specific terms of that particular series and the extent to which the general terms and provisions apply to that particular series.

GENERAL

     We expect to issue the debt securities under an indenture, dated as of September 28, 1992, between us and Bank One Trust Company, NA (formerly The First National Bank of Chicago), as trustee. We have incorporated by reference the indenture as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the indenture are not complete. You should read the indenture for a more complete understanding of the provisions described in this section. The indenture itself, not this description or the description in the prospectus supplement, defines your rights as a holder of debt securities. Parenthetical section and article numbers in this description refer to sections and articles in the indenture.

     The debt securities will be unsecured obligations of Procter & Gamble. The indenture does not limit the amount of debt securities that we may issue under the indenture. The indenture provides that we may issue debt securities from time to time in one or more series.

TERMS OF A PARTICULAR SERIES

     Each prospectus supplement relating to a particular series of debt securities will include specific information relating to the offering. This information will include some or all of the following terms of the debt securities of the series:

      -  the title of the debt securities;

      -  any limit on the total principal amount of the debt securities;

      -  the date or dates on which the debt securities will mature;

      - the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any, and the date or dates from which interest will accrue;

      - the dates on which interest, if any, will be payable and the regular record dates for interest payments;

      -  any mandatory or optional sinking fund or similar provisions;

      - any optional or mandatory redemption provisions, including the price at which, the periods within which, and the terms and conditions upon which we may redeem or repurchase the debt securities;

      - the terms and conditions upon which the debt securities may be repayable prior to final maturity at the option of the holder;

      - the portion of the principal amount of the debt securities that will be payable upon acceleration of maturity, if other than the entire principal amount;

      - provisions allowing us to defease the debt securities or certain restrictive covenants and certain events of default under the indenture;

      - if other than in United States dollars, the currency or currencies, including composite currencies, of payment of principal of and premium, if any, and interest on the debt securities;

      - the federal income tax consequences and other special considerations applicable to any debt securities denominated in a currency or currencies other than United States dollars;

      - any index used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the debt securities;

      - if the debt securities will be issuable only in the form of a global security as described below, the depository or its nominee with respect to the debt securities and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depository or its nominee; and

      -  any other terms of the debt securities. (Section 301)

PAYMENT OF PRINCIPAL, PREMIUM AND INTEREST

     Unless otherwise indicated in the prospectus supplement, principal of and premium, if any, and interest, if any, on the debt securities will be payable, and the debt securities will be exchangeable and transfers of debt securities will be registrable, at the office of the trustee at 153 West 51st Street, New York, New York 10019. At our option, however, payment of interest may be made by:

      - wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the trustee from any holder of debt securities;

      - any similar manner that the holder may designate in writing to the trustee; or

      - check mailed to the address of the holder as it appears in the security register. (Sections 301, 305 and 1002)

     Any payment of principal and premium, if any, and interest, if any, required to be made on a day that is not a business day need not be made on that day, but may be made on the next succeeding business day with the same force and effect as if made on the non-business day. No interest will accrue for the period from and after the non-business day. (Section 113)

     Unless otherwise indicated in the prospectus supplement relating to the particular series of debt securities, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 or any multiple of $1,000. (Section 302) We will not require a service charge for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange. (Section 305)

ORIGINAL ISSUE DISCOUNT SECURITIES

     Debt securities may be issued under the indenture as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. An original issue discount security under the indenture includes any security which provides for an amount less than its principal amount to be due and payable upon a declaration of acceleration upon the occurrence of an event of default. In addition, under regulations of the U.S. Treasury Department it is possible that debt securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes, and special rules may apply to debt securities and warrants which are considered to be issued as "investment units". Federal income tax consequences and other special considerations applicable to any such original issue discount securities, or other debt securities treated as issued at an original issue discount, and to "investment units" will be described in the applicable prospectus supplement.

BOOK-ENTRY DEBT SECURITIES

     The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depository or its nominee identified in the prospectus supplement relating to the debt securities. In this case, one or more global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding debt securities to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by the depository for the global security to a nominee of the depository and except in the circumstances described in the prospectus supplement relating to the debt securities. We will describe in the prospectus supplement the terms of any depository arrangement and the rights and limitations of owners of beneficial interests in any global debt security. (Sections 204 and 305)

RESTRICTIVE COVENANTS

     In this section we describe the principal covenants that will apply to the debt securities unless the prospectus supplement for a particular series of debt securities states otherwise. We make use of several defined terms in this section. The definitions for these terms are located at the end of this section under "-Definitions Applicable to Covenants."

  RESTRICTIONS ON SECURED DEBT

     If we or any Domestic Subsidiary shall incur, assume or guarantee any Debt secured by a Mortgage on any Principal Domestic Manufacturing Property or on any shares of stock or debt of any Domestic Subsidiary, we will secure, or cause such Domestic Subsidiary to secure, the debt securities then outstanding equally and ratably with (or prior to) such Debt. However, we will not be restricted by this covenant if, after giving effect to the particular Debt so secured the total amount of all Debt so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties, would not exceed 5% of our and our consolidated subsidiaries' Consolidated Net Tangible Assets.

     In addition, the restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of the restriction, Debt secured by

         (1) Mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time the corporation becomes a Domestic Subsidiary;

         (2) Mortgages in favor of us or a Domestic Subsidiary;

         (3) Mortgages in favor of U.S. governmental bodies to secure progress or advance payments;

         (4) Mortgages on property, shares of stock or debt existing at the time of their acquisition, including acquisition through merger or consolidation, purchase money Mortgages and construction cost Mortgages; and

         (5) any extension, renewal or refunding of any Mortgage referred to in clauses (1) through (4) above, inclusive. (Section 1004)

     The indenture does not restrict the incurrence of unsecured debt by us or our subsidiaries.

  RESTRICTIONS ON SALES AND LEASEBACKS

     Neither we nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property whose completed construction and start of fully operating status has occurred more than 120 days prior to the proposed sale and leaseback, unless

      - we or the Domestic Subsidiary could incur a lien on the property under the restrictions described above under "Restrictions on Secured Debt" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities then outstanding or

      - we, within 120 days, apply to the retirement of our Funded Debt an amount not less than the greater of (1) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or (2) the fair value of the Principal Domestic Manufacturing Property so leased, subject to credits for various voluntary retirements of Funded Debt.

This restriction will not apply to any sale and leaseback transaction

      -  between us and a Domestic Subsidiary,

      -  between Domestic Subsidiaries or

      - involving the taking back of a lease for a period of less than three years. (Section 1005)

  DEFINITIONS APPLICABLE TO COVENANTS

     The term "Attributable Debt" means the total net amount of rent, discounted at 10% per annum compounded annually, required to be paid during the remaining term of any lease.

     The term "Consolidated Net Tangible Assets" means the total amount of assets, less applicable reserves and other properly deductible items, after deducting (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as described on our and our consolidated subsidiaries' most recent balance sheet and computed in accordance with generally accepted accounting principles.

     The term "Debt" means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

     The term "Domestic Subsidiary" means any of our subsidiaries except a subsidiary which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States or which is engaged primarily in financing our and our subsidiaries' operations outside the United States.

     The term "Funded Debt" means Debt having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount of Debt.

     The term "Mortgage" means pledges, mortgages and other liens.

     The term "Principal Domestic Manufacturing Property" means any facility (together with the land on which it is erected and fixtures comprising a part of the land) used primarily for manufacturing or processing, located in the United States, owned or leased by us or one of our subsidiaries and having a gross book value in excess of 3/4 of 1% of Consolidated Net Tangible Assets. However, the term "Principal Domestic Manufacturing Property" does not include any facility or portion of a facility (1) which is a pollution control or other facility financed by obligations issued by a state or local governmental unit pursuant to
Section 103(b)(4)(E), 103(b)(4)(F) or 103(b)(6) of the Internal Revenue Code of 1954, or any successor provision thereof, or (2) which, in the opinion of our board of directors, is not of material importance to the total business conducted by us and our subsidiaries as an entirety.

EVENTS OF DEFAULT

     Any one of the following are events of default under the indenture with respect to debt securities of any series:

         (1) our failure to pay principal of or premium, if any, on any debt security of that series when due;

         (2) our failure to pay any interest on any debt security of that series when due, continued for 30 days;

         (3) our failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

         (4) our failure to perform any other of our covenants in the indenture, other than a covenant included in the indenture solely for the benefit of other series of debt securities, continued for 90 days after written notice as provided in the indenture;

         (5) certain events involving bankruptcy, insolvency or reorganization; and

         (6) any other event of default provided with respect to debt securities of that series. (Section 501)

     If an event of default with respect to outstanding debt securities of any series shall occur and be continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities, the portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, under some circumstances, rescind and annul the acceleration. (Section 502) For information as to waiver of defaults, see the section below entitled "Modification and Waiver".

     A prospectus supplement relating to each series of debt securities which are original issue discount securities will describe the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of an event of default and its continuation.

     During default, the trustee has a duty to act with the required standard of care. Otherwise, the indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable indemnity. (Section 603) If the provisions for indemnification of the trustee have been satisfied, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section 512)

     We will furnish to the trustee annually a certificate as to our compliance with all conditions and covenants under the indenture. (Section 1007)

DEFEASANCE

     The prospectus supplement will state if any defeasance provision will apply to the debt securities. Defeasance refers to the discharge of some or all of our obligations under the indenture.

  DEFEASANCE AND DISCHARGE

     We will be discharged from any and all obligations in respect of the debt securities of any series if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable.

     If we defease a series of debt securities, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for

      - the rights of holders to receive from the trust funds payment of principal, premium and interest on the debt securities,

      - our obligation to register the transfer or exchange of debt securities of the series,

      - our obligation to replace stolen, lost or mutilated debt securities of the series,

      -  our obligation to maintain paying agencies,

      -  our obligation to hold monies for payment in trust, and

      - the rights of holders to benefit, as applicable, from the rights, powers, trusts, duties and immunities of the trustee.

     We may defease a series of debt securities only if, among other things:

      - we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred, and

      - we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit, defeasance and discharge. (Section
         403)

  DEFEASANCE OF COVENANTS AND EVENTS OF DEFAULT

     We may elect not to comply with the covenants described above under "Restrictions on Secured Debt" (Section 1004) and "Restrictions on Sales and Leasebacks" (Section 1005), and the failure to comply with these covenants will not be deemed an event of default (Section 501(4)), if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable. Our obligations under the indenture and the debt securities of the series will remain in full force and effect, other than with respect to the defeased covenants and related events of default.

     We may defease the covenants and the related events of default described above only if, among other things, we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that

      - the holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance of the covenants and events of default, and the holders of the debt securities of the series will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred, and

      - the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit and defeasance. (Section 1006)

     If we choose covenant defeasance with respect to the debt securities of any series as described above and the debt securities of the series are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (4) under "Events of Default", the amount of money and U.S. government securities on deposit with the trustee will be sufficient to pay amounts due on the debt securities of the series at the time of their stated maturity. The amount on deposit with the trustee may not be sufficient to pay amounts due on the debt securities of the series at the time of the acceleration resulting from the event of default. However, we will remain liable for these payments.

MODIFICATION AND WAIVER

     Procter & Gamble and the trustee may make modifications of and amendments to the indenture if the holders of at least 66 2/3% in principal amount of the outstanding debt securities of each series affected by the modification or amendment consent to the modification or amendment.

     However, the consent of the holder of each debt security affected will be required for any modification or amendment that

      - changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security,

      - reduces the principal amount of, or the premium, if any, or interest, if any, on, any debt security,

      - reduces the amount of principal of an original issue discount security payable upon acceleration of the maturity of the security,

      - changes the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any debt security,

      - impairs the right to institute suit for the enforcement of any payment on any debt security, or

      - reduces the percentage in principal amount of debt securities of any series necessary to modify or amend the indenture or to waive compliance with various provisions of the indenture or to waive various defaults. (Section 902)

     Without the consent of any holder of debt securities, we and the trustee may make modifications or amendments to the indenture in order to

      - evidence the succession of another person to us and the assumption by that person of the covenants in the indenture,

      -  add to the covenants for the benefit of the holders,

      -  add additional events of default,

      - permit or facilitate the issuance of securities in bearer form or uncertificated form,

      - add to, change, or eliminate any provision of the indenture in respect of a series of debt securities to be created in the future,

      -  secure the securities as required by "Restrictions on Secured Debt,"

      -  establish the form or terms of securities of any series,

      -  evidence the appointment of a successor trustee, or

      - cure any ambiguity, correct or supplement any provision which may be inconsistent with another provision, or make any other provision, provided that any action may not adversely affect the interests of holders of debt securities in any material respect.

     The holders of at least 66 2/3% in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive compliance by us with various restrictive provisions of the indenture. (Section 1008)

     The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default with respect to that series, except

      - a default in the payment of the principal of or premium, if any, or interest on any debt security of that series, or

      - a default in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series that would be affected. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     If the conditions below are met, we may, without the consent of any holders of outstanding debt securities:

      -  consolidate or merge with or into another entity, or

      -  transfer or lease our assets as an entirety to another entity.

     We have agreed that we will engage in a consolidation, merger or transfer or lease of assets as an entirety only if

      - the entity formed by the consolidation or into which we are merged or which acquires or leases our assets is a corporation, partnership or trust organized and existing under the laws of any United States jurisdiction and assumes our obligations on the debt securities and under the indenture,

      - after giving effect to the transaction no event of default would have happened and be continuing, and

      -  various other conditions are met. (Article Eight)

REGARDING THE TRUSTEE

     The First National Bank of Chicago is the trustee under the indenture. The First National Bank of Chicago is also a depository of Procter & Gamble and has performed other services for us and our subsidiaries in the normal course of its business.


                             DESCRIPTION OF WARRANTS

     This section describes the general terms and provisions of the warrants to which any prospectus supplement may relate. The particular terms of the warrants offered by any prospectus supplement and the extent, if any, to which the general provisions may apply to the warrants so offered will be described in the prospectus supplement relating to the offered warrants.

     We may issue the following types of warrants:

      -  warrants for the purchase of debt securities,

      - warrants to buy or sell government debt securities, which are debt securities of or guaranteed by the United States,

      - warrants to buy or sell foreign currencies, currency units or units of a currency index or currency basket,

      -  warrants to buy or sell units of a stock index or stock basket, and

      -  warrants to buy and sell a commodity or a commodity index.

     We may issue warrants independently or together with any debt securities offered by any prospectus supplement. Warrants may be attached to or separate from any debt securities. The warrants will be settled either through physical delivery or through payment of a cash settlement value as described below and in any applicable prospectus supplement.

     Warrants will be issued under a warrant agreement to be entered into between Procter & Gamble and a bank or trust company, as warrant agent, all as described in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants.

     We have incorporated by reference the form of warrant agreement, including the form of warrant certificate, as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the form of warrant agreement are not complete. You should read the form of warrant agreement for a more complete understanding of the provisions described in this section. The warrant agreement itself, not this description or the description in the prospectus supplement, defines your rights as a holder of warrants.

TERMS

     The prospectus supplement will describe the following terms of the offered warrants:

      -  the offering price;

      - the currency, currency unit, currency index or currency basket based on or relating to currencies for which warrants may be purchased;

      - the date on which the right to exercise the warrants commences and the date on which the right expires;

      - whether the warrant certificates will be issuable in definitive registered form or global form or both;

      -  federal income tax consequences;

      - whether the warrant is for debt securities, government debt securities, currencies, currency units, currency indices or currency baskets, stock indices, stock baskets, commodities, commodity indices or another index or reference as described in the prospectus supplement; and

      - any other terms of the warrants, including any terms which may be required or advisable under United States laws or regulations.

WARRANTS TO PURCHASE DEBT SECURITIES

     If the offered warrants are to purchase debt securities, the prospectus supplement will also describe

      - the designation, total principal amount, currency, currency unit or currency basket of denomination and other terms of the debt securities purchasable upon exercise of the offered warrants;

      - the designation and terms of the debt securities with which the offered warrants are issued and the number of offered warrants issued with each debt security;

      - the date on and after which the offered warrants and the related debt securities will be separately transferable; and

      - the principal amount of debt securities purchasable upon exercise of one offered warrant and the price at which and currency, currency unit or currency basket in which such principal amount of debt securities may be purchased upon exercise.

WARRANTS TO BUY OR SELL GOVERNMENT DEBT SECURITIES OR FOREIGN CURRENCIES

     If the offered warrants are to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, the offered warrants will be listed on a national securities exchange and the prospectus supplement will describe

      - the amount and designation of the government debt securities or currency, currency unit, currency index or currency basket, as the case may be, subject to each offered warrant,

      - whether the offered warrants provide for cash settlement or delivery of the government debt securities or foreign currency, currency unit, units of the currency index or currency basket upon exercise, and

      - the national securities exchange on which the offered warrants will be listed.

WARRANTS ON A STOCK INDEX OR A STOCK BASKET

     If the offered warrants are warrants on a stock index or a stock basket, the offered warrants will provide for payment of an amount in cash determined by reference to increases or decreases in the stock index or stock basket and will be listed on a national securities exchange, and the prospectus supplement will describe

      -  the terms of the offered warrants,

      - the stock index or stock basket covered by the offered warrants and the market to which the stock index or stock basket relates, and

      - the national securities exchange on which the offered warrants will be listed.

WARRANTS ON A COMMODITY OR COMMODITY INDEX

     If the offered warrants are warrants on a commodity or commodity index, the offered warrants will provide for cash settlement or delivery of the particular commodity or commodities and the offered warrants will be listed on a national securities exchange. The prospectus supplement will describe

      -  the terms of the offered warrants,

      - the commodity or commodity index covered by the offered warrants and the market, if any, to which the commodity or commodity index relates, and

      -  the national securities exchange on which the warrants will be listed.

WARRANT CERTIFICATES

     Warrant certificates may be exchanged for new warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Warrants to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, and warrants on stock indices or stock baskets or on commodities or commodity indices may be issued in the form of a single global warrant certificate, registered in the name of the nominee of the depository of the warrants, or may initially be issued in the form of definitive certificates that may be exchanged, on a fixed date, or on a date or dates selected by us, for interests in a global warrant certificate, as described in the applicable prospectus supplement.

     Prior to the exercise of their warrants, holders of warrants to purchase debt securities will not have any of the rights of holders of the debt securities purchasable upon exercise of the warrant, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities or to enforce covenants in the indenture.

EXERCISE OF WARRANTS

     As described in or calculable from the prospectus supplement relating to the warrants, you may exercise your warrant

      - to purchase the principal amount of debt securities at the exercise price,

      - to buy or sell the amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities at the exercise price, or

      - to receive such settlement value in respect of such amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodity index.

     Warrants may be exercised at any time up to 3:00 P.M. New York time on the date described in the prospectus supplement relating to such warrants or as may be otherwise described in the prospectus supplement. After that time on that date, or a later date to which the date may be extended by us, unexercised warrants will become void.

     If there are no restrictions or additional requirements described in the prospectus supplement, you may exercise warrants by delivering to the warrant agent

      -  the properly completed and duly executed warrant certificate, and

      - payment as provided in the prospectus supplement of the amount required to purchase the debt securities, or, except in the case of warrants providing for cash settlement, payment for or delivery of the government debt securities or currency, currency unit, currency index, currency basket, stock index, stock basket, commodity or commodities index as the case may be, purchased or sold upon the exercise of the warrant.

     Warrants will be deemed to have been exercised upon receipt of the warrant certificate and any payment, if applicable, at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. We will, as soon as possible, issue and deliver the debt securities purchasable upon exercise, or buy or sell the government debt securities or currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities or pay the settlement value in respect of the warrants. If you exercise fewer than all of the warrants represented by the warrant certificate, you will receive a new warrant certificate for the remaining amount of the warrants.


                              PLAN OF DISTRIBUTION

GENERAL

     We may sell debt securities and/or warrants in one or more transactions from time to time to or through underwriters, who may act as principals or agents, directly to other purchasers or through agents to other purchasers.

     A prospectus supplement relating to a particular offering of debt securities or warrants may include the following information:

      -  the terms of the offering,

      -  the names of any underwriters or agents,

      -  the purchase price of the securities from us,

      -  the net proceeds to us from the sale of the securities,

      -  any delayed delivery arrangements,

      - any underwriting discounts and other items constituting underwriters' compensation,

      -  any initial public offering price, and

      -  any discounts or concessions allowed or reallowed or paid to dealers.

     The distribution of the debt securities and warrants, if any, may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

UNDERWRITING COMPENSATION

     In connection with the sale of debt securities and warrants, if any, underwriters may receive compensation from us or from purchasers for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell debt securities and warrants to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

     Underwriters, dealers and agents that participate in the distribution of debt securities and warrants may be deemed to be underwriters under the Securities Act. Any discounts or commissions that they receive from us and any profit that they receive on the resale of debt securities and warrants may be deemed to be underwriting discounts and commissions under the Securities Act. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from us.

INDEMNIFICATION

     We may enter agreements under which underwriters and agents who participate in the distribution of debt securities and warrants may be entitled to indemnification by us against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

RELATED TRANSACTIONS

     Various of the underwriters who participate in the distribution of debt securities or warrants, and their affiliates, may perform various commercial banking and investment banking services for us from time to time in the ordinary course of business.

DELAYED DELIVERY CONTRACTS

     We may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase debt securities and/or warrants from us pursuant to contracts providing for payment and delivery on a future date. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve these institutions. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the debt securities and/or warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

NO ESTABLISHED TRADING MARKET

     The debt securities and/or warrants, when first issued, will have no established trading market. Any underwriters or agents to or through whom we sell debt securities or warrants for public offering and sale may make a market in the securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities or warrants.

PRICE STABILIZATION AND SHORT POSITIONS

     If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the Securities and Exchange Commission may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering, that is if they sell more securities than are set forth on the cover page of the prospectus supplement, the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

     We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.


                                 LEGAL OPINIONS

     The validity of the issuance of our securities offered by this prospectus will be passed upon for The Procter & Gamble Company by Terry L. Overbey, Secretary, and for any underwriters or agents by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations). Mr. Overbey may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson. Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Overbey. Fried, Frank, Harris, Shriver & Jacobson performs legal services for us from time to time.


                                     EXPERTS

     Deloitte and Touche LLP, independent accountants, have audited our consolidated financial statements, which are incorporated by reference from our annual report on Form 10-K. Our consolidated financial statements are incorporated by reference in reliance on Deloitte and Touche LLP's report, given on their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC reference rooms:

     450 Fifth Street, N.W.     7 World Trade Center     500 West Madison Street
           Room 1024               Suite 1300                 Suite 1400
      Washington, DC 20549    New York, New York 10048   Chicago, Illinois 60661

Please telephone the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. You may find our reports, proxy statements and other information at this SEC website.

     In addition, you can obtain our reports, proxy statements and other information about Procter & Gamble at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the offices of the Cincinnati Stock Exchange, 400 LaSalle Street, 5th Floor, Chicago, Illinois 60605.

     The SEC allows us to "incorporate by reference" into this document the information which we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

      -  Our Annual Report on Form 10-K for our fiscal year ended June 30, 1999

      -  Our Current Report on Form 8-K filed on August 11, 1999

     In addition to the documents listed above, we also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information filed in response to Items 402(i), (j) and (k) of Regulation S-K) until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated.

     You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into the filing), at no cost, by writing us at the following address or telephoning us at (513) 983-8697 between 8:00 a.m. and 5:00 p.m., Eastern Standard Time:

                          The Procter & Gamble Company
                   Attn: Linda D. Rohrer, Assistant Secretary
                            1 Procter & Gamble Plaza
                           Cincinnati, Ohio 45202-3315

     You may also get a copy of these reports from our website at http://www.pg.com. Please note, however, that we have not incorporated any other information by reference from our website, other than the documents listed above.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any supplemental prospectus is accurate as of any date other than the date on the front of those documents.


================================================================================


                                   $81,000,000


                                   [P&G LOGO]

                          THE PROCTER & GAMBLE COMPANY

                    FLOATING RATE NOTES DUE OCTOBER 26, 2049


                             -----------------------
                              PROSPECTUS SUPPLEMENT
                             -----------------------



                            PAINEWEBBER INCORPORATED

                              SALOMON SMITH BARNEY




                                ----------------


                                OCTOBER 14, 1999



================================================================================